UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                              MI Developments Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Class A Subordinate Voting Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    55304X104
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                                 (CUSIP Number)

                                 Anna Marie Lopez
                     Hotchkis and Wiley Capital Management, LLC
                         725 South Figueroa Street, 39th floor
                         Los Angeles, California 90017-5439
                                 (213) 430-1896
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 31, 2011
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                       13D
===================
CUSIP No. 55304X104
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Hotchkis and Wiley Capital Management, LLC       95-4871957
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [ ]
                                                              (b) [ ]
    2
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   3,232,400
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    -0-
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   4,907,400
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     -0-
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            4,907,400 shares (Ownership disclaimed pursuant to Section 13d-4 of the 1934 Act)
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.6%

------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IA
------------====================================================================

This Amendment No. 6 (this "Amendment") amends that certain Statement on
Schedule 13D filed on April 17, 2008, as amended by that certain Amendment No. 1 filed on May 16, 2008, Amendment No. 2 filed on March 6, 2009 and Amendment
No. 3 filed on November 13, 2009, Amendment No. 4 filed on December 9, 2009 and Amendment No. 5 filed on December 27, 2010(collectively, the "Schedule 13D"), which relates to the Class A Subordinate Voting Shares (the "Class A Shares") of MI Developments Inc. (the "Company"). The Company's principal offices are located at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9.

Item 3.  Source And Amount Of Funds And Other Consideration
-------  --------------------------------------------------

HWCM purchased the Class A Shares on behalf of its clients in the ordinary course of business, using the investment capital of its clients. The Class A Shares were acquired at an average price of approximately $24.67 per share (including commissions). The amount of investment capital used to purchase the Class A Shares was approximately $121,072,329 (including commissions).

Item 4.  Purpose Of The Transaction
------   --------------------------

Item 4 is supplemented and updated as follows:

As disclosed by the Company in its Form 6-K filed with the Securities and Exchange Commission on February 1, 2011 (the "Company 6-K"), the Company, the Stronach Trust and 445327 Ontario Limited, an entity controlled by the Stronach Trust ("445"), executed an Arrangement Agreement dated January 31, 2011 (the "Arrangement Agreement"). Pursuant to the Arrangement Agreement and the Plan of Arrangement contemplated thereby and a form of which is attached thereto (the "Plan of Arrangement"), and as more fully described therein and in the Company 6-K, the Company proposes to effect a reorganization in connection with which:
(i) the Company will cancel all 363,414 Class B Shares held by 445; (ii) the Company will transfer to a corporation controlled by 445 the Company's horseracing, gaming and certain real estate development and other assets and liabilities and US$20 million of working capital as of January 1, 2011; (iii) the Company will purchase all remaining Class B Shares for consideration consisting of 1.2 Class A Shares for each Class B Share; and (iv) upon the effective date under the Plan of Arrangement (the "Effective Date"), the Company and certain related parties and officers and directors of the Company will be released from all claims up to and including the Effective Date.

On January 31, 2011, in connection with (a) the Support Agreement entered into by the Reporting Person with 445 on December 22, 2010 (the "Support Agreement") and (b) the Arrangement Agreement, THE REPORTING PERSON, on behalf of its clients who are holders of the Class A Shares reported herein, along with other shareholders who executed the Support Agreement, entered into an Agreement Regarding Arrangement (the "Agreement Regarding Arrangement") with the Company, the Stronach Trust and 445. The Agreement Regarding Arrangement addresses various matters related to the Reorganization, and includes, without limitation,
(a) an agreement by each shareholder who executed the Support Agreement not to exercise any right of termination pursuant to Sections 5(a) or 5(b) of the Support Agreement provided that the executed versions of the definitive Arrangement Agreement, the Plan of Arrangement and certain other agreements referenced therein are substantially in the form of drafts previously reviewed by the Reporting Person, (b) an agreement by each shareholder who executed the Support Agreement not to enter into any additional agreement regarding the exercise of voting rights with any other shareholder of the Company until the date 180 days following the closing date of the Reorganization (other than in response to unanticipated matters arising after the closing date), (c) if any shareholder who executed the Support Agreement were to become a beneficial owner of at least 10% of any class of the Company's securities, an agreement by such shareholder not to dispose of any shares of the Company prior to the closing of the Reorganization and (d) the Company agreed to reimburse the shareholders who executed the Support Agreement for certain legal expenses. This summary of the Agreement Regarding Arrangement is qualified in its entirety by the full terms and conditions of the Agreement Regarding Arrangement attached hereto as Exhibit 4, which exhibit is incorporated by reference herein.

Pursuant to a release executed on January 31, 2011 by the Reporting Person (the "Release"), the Reporting Person agreed to irrevocably and unconditionally release the Company, the Stronach Trust, 445 and Frank Stronach, as well as their affiliates, directors and officers, trustees, beneficiaries, shareholders and legal representatives, among others, from certain claims which the releasing parties had or have up to and including the Effective Date. This summary of the Release is qualified in its entirety by the full terms and conditions of the Release attached hereto as Exhibit 5, which exhibit is incorporated by reference herein.

The reference above to the Support Agreement is qualified in its entirety by the full terms and conditions of the Support Agreement attached as Exhibit 3 to the
Schedule 13D filed by the Reporting Person on December 23, 2010, which exhibit is incorporated by reference herein.

Although the Reporting Person has no specific plan or proposal to acquire or dispose of the Class A Shares, the Reporting Person at any time and from time to time may acquire additional Class A Shares or other securities of the Company or, subject to the terms of the Support Agreement, transfer or dispose of any or all of its Class A Shares depending upon an ongoing evaluation of the investment in the Class A Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. The Reporting Person has not made a determination regarding a maximum or minimum number of Class A Shares or other securities of the Company which it may hold at any point in time.

Also, consistent with their investment intent, the Reporting Person may engage in communications regarding the Company with, without limitation, one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or one or more potential participants in the transactions contemplated by the Support Agreement and/or the Arrangement Agreement. Such communications may concern, without limitation, the transactions contemplated by the Support Agreement and/or the Arrangement Agreement, the Company's operations, structure, potential reorganization plan(s) and financial relationships with Company affiliates, as well as any other potential strategies to maximize shareholder value.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.


Item 5.  Interest In Securities Of The Issuer
-------  ------------------------------------

         (a) The percentage amount set forth in Row 13 for the cover page filed herewith is calculated based upon the 46,160,564 Class A Shares outstanding as of December 31, 2009, as reported by the Company in its Form 40-F for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission on March 29, 2010.

          (b) The number of shares of Class A Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Filing Persons is set forth on the cover page in items 7 through 10.

Note that certain of HWCM's clients have retained voting power over the Class A Shares that they beneficially own. Accordingly, HWCM has the power to dispose of more Class A Shares than it can vote.

          (c) Information concerning transactions relating to the shares offered through open market transactions by the Reporting Person during the past sixty days are listed below.

        Transaction date            Shares purchased/(sold)   Price per share
        12/22/10*                        170,400                 $28.4311
        12/23/10                         110,300                 $27.5446
        12/27/10                          25,000                 $27.6161
        12/28/10                          70,000                 $27.4026
        12/29/10                          84,800                 $27.7155
        1/5/11                             5,800                 $27.4712
        1/6/11                            77,100                 $27.7480
        1/14/11                              200                 $27.0200

*Purchase made after the announcement by the Company of a proposed transaction.

           (d) The securities as to which this Schedule is filed by HWCM, In its capacity as investment adviser, are held in HWCM clients' custodial accounts for the benefit of its clients. These clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

HWCM disclaims beneficial ownership of all securities owned for the benefit of its clients.

          (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

Except for the Support Agreement, the Agreement Regarding Arrangement, and otherwise as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:

Exhibit 4.  Agreement Regarding Arrangement

Exhibit 5.  Release

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2011
                              Hotchkis and Wiley Capital Management, LLC

                              By: /s/ Anna Marie Lopez
                              Name: Anna Marie Lopez
                              Title: Chief Operating Officer